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                          August 8, 2022

       David Ure
       Chief Financial Officer
       Mercer International Inc.
       Suite 1120, 700 West Pender Street
       Vancouver, British Columbia
       Canada, V6C 1G8

                                                        Re: Mercer
International Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 2,
2022
                                                            File No. 333-266466

       Dear Mr. Ure:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Rod Talaifar